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Attention:	Barbara Jacobs, Assistant Director Mitchell Austin, Staff Attorney Stephen Krikorian, Accounting Branch Chief Laura Veator, Staff Accountant

	Re:	Sprout Social, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 2, 2019 File No. 333-234316
Ladies and Gentlemen:
On behalf of our client, Sprout Social, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated December 4, 2019 relating to Amendment No. 1 to the Company’s registration statement on Form S-1 filed on December 2, 2019 (the “Registration Statement”).
The Company has filed today Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by hand delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the Registration Statement filed on December 2, 2019.

December 6, 2019

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.
Amendment No. 1 to Form S-1 filed December 2, 2019
Condensed Consolidated Financial Statements (Unaudited) as of September 30, 2019 and for the Nine Months Ended September 30, 2018 and 2019, Notes to Condensed Consolidated Financial Statements (Unaudited) 9. Subsequent Events, page F-36

1.
Your disclosure on page 15 states that 310,000 RSUs were granted on October 29, 2019, 63,400 RSUs were granted on November 5, 2019 and 304,400 RSUs were granted on November 27, 2019. Please disclose these grants, the associated compensation expense that will be recognized and the expected period over which the expense will be recognized.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-43 of Amendment No. 2.
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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Christopher Lueking

Christopher Lueking, Esq.

of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)

Cathy Birkeland, Latham & Watkins LLP
Steven Gavin, Winston & Strawn LLP
Joe Del Preto, Sprout Social, Inc.
Heidi Jonas, Sprout Social, Inc.